GreenPower Motor Company Inc.

Annual Information Form
For the Period Ended March 31, 2023

Dated June 29, 2023

ANNUAL INFORMATION FORM

In this Annual Information Form (this "AIF"), unless otherwise noted or the context indicates otherwise, references to the "Company", "we", "us", "our" and "GreenPower" refer to GreenPower Motor Company Inc.

All financial information in this AIF is prepared in Canadian dollars, unless otherwise indicated. The information contained herein is dated as of June 29, 2023 unless otherwise stated.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains certain information that may constitute forward‐looking information and forward‐looking statements as such terms are defined under applicable Canadian securities laws (collectively, the "Forward‐Looking Statements") which are based on management's current internal expectations, estimates, projections, assumptions and beliefs. Forward-Looking Statements can be identified by the use of forward‐looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate", and other similar words, including negative and grammatical variations thereof. The Forward-Looking Statements may include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance and other statements that are not statements of fact. The Forward‐Looking Statements are made only as of the date of this AIF. The Forward‐Looking Statements include, but are not limited to, statements with respect to:

  the intentions, plans and future actions of the Company;
  statements relating to the business and future activities of the Company;
  anticipated developments in operations of the Company;
  market position, ability to compete and future financial or operating performance of the Company;
  the timing and amount of funding required to execute the Company's business plans;
  capital expenditures;
  the effect on the Company of any changes to existing or new legislation or policy or government regulation;
  the availability of labour;
  requirements for additional capital;
  goals, strategies and future growth;
  the adequacy of financial resources; and
  expectations regarding revenues, expenses and anticipated cash needs.

The actual results, performance or achievements of the Company could differ materially from those anticipated in the Forward-Looking Statements as a result of the risk factors set forth below and under the heading "Risk Factors", including, but not limited to, risks related to: (i) the Company's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; (ii) general economic, financial market and regulatory conditions in which the Company operates; (iii) the yield from the Company's operations; (iv) consumer interest in the Company's products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of the Company's products and operations; (viii) the timely receipt of any required regulatory approvals; (ix) the Company's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) the Company's ability to conduct operations in a safe, efficient and effective manner; and (xi) the Company's plans and timeframe for completion of such plans.

Readers are cautioned that these factors are difficult to predict and that the assumptions used in developing the Forward-Looking Statements may prove to be incorrect. Readers are also cautioned that the list of risk factors contained in this AIF is not exhaustive. Accordingly, readers are cautioned that the Company's actual results may vary from the Forward-Looking Statements, and the variations may be material.

Although the Company believes that the expectations reflected in the Forward‐Looking Statements are reasonable, it can give no assurance that such expectations will prove to be correct, and the Forward‐Looking Statements are expressly qualified in their entirety by this cautionary statement. The purpose of the Forward‐Looking Statements is to provide the reader with a description of management's expectations, and the Forward‐Looking Statements may not be appropriate for any other purpose. The reader should not place undue reliance on the Forward‐Looking Statements. The Forward-Looking Statements are made as at the date hereof and the Company undertakes no obligation to update or revise any of the Forward‐Looking Statements, whether as a result of new information, future events or otherwise, except as required by applicable Canadian securities laws.

Additional information on these and other factors is available in the reports filed by the Company with Canadian securities regulators and available on SEDAR (as defined herein). The forward-looking statements and information contained in this AIF are made as of the date hereof.

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this AIF, the following terms, when used in this AIF, will have the following meanings (unless otherwise indicated):

"AIF" means the Annual Information Form;

"Audit Committee" means the Audit Committee of the Board;

"BCBCA" means the Business Corporations Act (British Columbia);

"Board" means the board of directors of the Company;

"CARB" means California Air Resources Board;

"EPA" means U.S. Environmental Protection Agency;

"EV" means electric vehicle;

"FTA" means Federal Transit Administration;

"FAST" means Fixing America's Surface Transportation;

"HVIP" means the California Hybrid and Zero-Emission Truck and Bus Voucher Incentive Program;

"Nasdaq" means the Nasdaq Capital Market;

"NHTSA" means National Highway Traffic Safety Administration;

"NYSERDA" means the New York State Energy Research and Development Authority;

"OEM" means an original equipment manufacturer, being a company that makes a part or subsystem that is used in another company's end product;

"OTCQB" means the OTCQB Venture Exchange;

"Perrone" means Perrone Robotics, Inc.;

"Safety Act" means The National Traffic and Motor Vehicle Safety Act of 1966; and

"TSXV" means the TSX Venture Exchange.

CORPORATE STRUCTURE

Name, Address and Incorporation

We are a corporation incorporated under the BCBCA in British Columbia, Canada under the name "GreenPower Motor Company Inc." with an authorized share structure of an unlimited number of common shares and preferred shares without par value. Our principal place of business is located at Suite 240 - 209 Carrall Street, Vancouver, British Columbia V6J 2B2, Canada and our telephone number is (604) 563-4144.

Our registered and records office is located at Suite 800 - 885 West Georgia Street, Vancouver, BC V6C 3H1, Canada and its telephone number is (604) 687-5700.

Our registered agent in the United States is GKL Corporate/Search, Inc., located at One Capitol Mall, Suite 660, Sacramento, California 95814 and its telephone number is (800) 446-5455.

Intercorporate Relationships

GreenPower has the following wholly-owned subsidiaries:

1. GP GreenPower Industries Inc. (incorporated in the Province of British Columbia, Canada);

2. GreenPower Motor Company, Inc. (incorporated in the State of Delaware);

3. 0939181 B.C. Ltd. (incorporated in the Province of British Columbia, Canada);

4. San Joaquin Valley Equipment Leasing Inc. (formerly, Utah Manganese, Inc.) (incorporated in the State of Utah), a wholly owned subsidiary of 0939181 B.C. Ltd.;

5. 0999314 B.C. Ltd. (incorporated in the Province of British Columbia, Canada);

6. Electric Vehicle Logistics Inc. (incorporated in the State of Nevada), a wholly owned subsidiary of GP GreenPower Industries Inc; and

7. GreenPower Manufacturing WV, Inc. (incorporated in the State of West Virginia), a wholly owned subsidiary of GreenPower Motor Company, Inc.

8. Lion Truck Body Incorporated (incorporated in the State of Nevada), a wholly owned subsidiary of GreenPower Motor Company, Inc.

9. Gerui new Energy Vehicle (Nanjing) Co., Ltd. a wholly owned subsidiary of GreenPower Motor Company, Inc.

10. EA Green-Power Private Ltd. (incorporated in India), a corporation owned by GreenPower Motor Company, Inc. and San Joaquin Valley Equipment Leasing, Inc.

THREE YEAR HISTORY OF THE BUSINESS

The principal capital expenditures of our company has been for the production of electric buses and EV equipment. To date, our principal capital expenditures have been funded with capital which has been sourced from our company's sale of convertible debentures, warrants and common shares, proceeds from the exercise of warrants and options, loans from related parties, and from our company's USD$8 million operating credit line with the Bank of Montreal.

During April 2020, we received the final report for the EV Star's Federal Transit Bus Test performed for the Federal Transit Administration at the Altoona Bus Testing site at Penn State University. This tests the maintainability, reliability, safety and performance of transit vehicles, and is required by the FTA for transit properties looking to purchase vehicles with federal funds. The EV Star passed the Altoona Test with an overall score of 92.2 which, as of the date of the test, makes the EV Star the highest scoring medium or heavy-duty vehicle that has completed the Altoona test, and the only all-electric Class 4 vehicle to have passed the Altoona test.

On August 28, 2020, we completed a consolidation of our common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, our post-consolidation common shares began trading on Nasdaq and ceased trading on the OTCQB in the US, and the post-consolidation shares continued trading on the TSXV in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in this AIF have been retroactively restated to give effect to this share consolidation.

Also on August 28, 2020, we announced the pricing of our U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at USD$20.00 per share for gross proceeds of USD$37.7 million before underwriting discounts and other costs.

During the quarter ended September 30, 2020, we finalized a three-year dealership agreement with ABC Bus, Inc. covering the state of New York. The agreement provides for 100 vehicles to be purchased by ABC over the next 36 months. With this dealership agreement, GreenPower and ABC Bus Inc. can sell GreenPower's vehicles in the state of New York, which are eligible for several funding programs in the state including the NYSERDA program and the New York Voucher Incentive Program that provides incentives of up to USD$100,000 for the purchase of Class 4 electric trucks and transit buses and up to USD$90,000 for the purchase of Class 4 battery electric school buses and shuttle buses in the state.

During the nine months ended December 31, 2020, we delivered a total of 56 vehicles, including vehicle sales of one all-electric school bus, one EV Star Cargo Plus, one EV Star Plus, and one EV Star, and 52 EV Stars for which Greenpower provided 3-year lease financing and which were accounted for as finance leases. Greenpower also delivered the first fully autonomous AV Star, developed with its partner Perrone Robotics, to the JTA.

During the year ended March 31, 2021, we delivered a total of 74 buses, including 35 EV Stars and 5 EV 250s for which the Company provided lease financing, 30 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold, and the sale of 1 Synapse school bus, 1 EV Star Cargo Plus, 1 EV Star Plus, and 1 EV Star. Included in the 30EV Stars that had previously been on lease and whose leases were cancelled and the vehicles subsequently sold were 13 EV Stars where the leases were originally entered into during the year ended March 31, 2020.

During the year ended March 31, 2022. During the year, the Company delivered a total of 93 vehicles, including 18 BEAST school buses, 11 EV Stars, 4 EV Star + and 21 EV Star cab and chassis, as well as 1 EV Star and 10 EV Star CC's for which the Company provided lease financing, and 28 EV Stars that had previously been on lease and whose leases were cancelled and the vehicles were subsequently sold.

During the year ended March 31, 2023 GreenPower achieved several strategic milestones. First, we continued to expand our dealer network across the United States. During the year we signed dealership agreements that will expand GreenPower's sales footprint into new territories including the states of Arizona, Nevada, and Washington State, New Jersey, NY State, and several specialized dealership relationships in the state of California. Secondly, GreenPower completed a significant partnership with the state of West Virginia, under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. Finally, GreenPower began deliveries of EV Star CC's under a 1,500 unit contract with Workhorse, and achieved record sales levels for the year.

During the year ended March 31, 2023 GreenPower achieved record vehicle deliveries of several vehicle models. GreenPower completed the acquisition of Lion Truck Body ("Lion") during July 2022. Lion manufactures and installs a complete line of truck bodies including dry-freight aluminum, refrigerated box, aluminum beds, stake bed, flat bed and service body. This acquisition allows GreenPower to vertically integrate an important component of its supply chain, and GreenPower intends to leverage the business's capabilities to capture new lines of business and improve its product offering for customers. Over the course of the year GreenPower has brought in changes in management, key staff, and has implemented operational improvements. In addition, we developed two new products: an all-electric reefer body, and a lightweight aluminum stake bed, both built on the EV Star cab and chassis platform.

DESCRIPTION OF THE BUSINESS

Summary

We design, build and distribute a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttle buses, a double decker bus and cargo van. We employ a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions. We integrate global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker or I/O Controls for the dash and control systems. This OEM platform allows us to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements.

We are an OEM of Class 4-8 commercial, heavy-duty bus chassis for products ranging from a 25-foot Min-eBus to a 45-foot double decker bus. We utilize various contract manufacturers in Malaysia, Taiwan, Hong Kong and China for all of the major components with final assembly in Porterville, California.

We believe our battery-electric commercial vehicles offer fleet operators significant benefits, which include:

• low total cost-of-ownership vs. conventional gas or diesel-powered vehicles;

• lower maintenance costs;

• reduced fuel expenses;

• satisfaction of government mandates to move to zero-emission vehicles;

• decreased vehicle emissions and reduction in carbon footprint.

We currently sell and lease our vehicles to customers directly and through a network of distributors in different regions of the United StatesGreenPower's all-electric zero-emission vehicles are eligible for various funding programs, vouchers and incentives, including:

  the California HVIP program;
  the British Columbia Specialty Use Vehicle Program;
  the Transport Canada iMHZEV Program;
  the New York State voucher program;
  the New Jersey Zero Emission Program
  the EPA's Clean School Bus Program
  the VW Mitigation Trust Fund;
  CARES ACT federal funding; and
  California Air Quality Management District funding.

Products

EV Star

GreenPower's EV Star platform has six distinct models. The GreenPower EV Star minibus is a purpose built, zero-emission, multi-utility vehicle capable of a range of up to 150 miles.  The 25-ft EV Star is designed from the ground up to be battery electric and is offered in 6 configurations.  This includes the base model which seats up to 19 passengers and the EV Star Plus, which features a wider body and seats up to 24. Both models can be used for paratransit, employee shuttles, micro transit, and vanpool services. The EV Star is the only class 4 electric vehicle that can be built to meet Buy America Compliance and is Altoona Tested. The seating layout is customizable to an operator's needs with multiple configurations and multiple ADA positions. Additionally, the EV Star CarGo and the EV Star CarGo Plus are both commercially available, zero-emissions delivery solutions.  The EV Star CarGo is a van with a capacity of 570 cubic feet and a payload of up to 6,000 pounds. The CarGo plus has a payload of up to 5,000 pounds and 833 cubic feet of storage with an optional lift gate. Finally, for OEMS who wish to use their own body, the EV Star cab and chassis is a purpose-built all electric platform that can be configured with a range of options to serve markets, such as last mile delivery, refuse trucks, and many more. All EV Star platforms are equipped with both J1772-2 and CCS DC Fast charging.  They can fully charge in as little as 2 hours or overnight. The EV Star platform can also be configured with an autonomous option and wireless charging.

EV Transit Bus Line

Launched in 2014, our EV battery-electric transit bus line features multiple models that include the 30-ft EV250, the 40-ft EV350, and the double decker EV550. Our electric buses do not have heavy battery storage or battery charging systems on the roof of the bus which enhances the user experience due to the bus's low center of gravity for steering and maneuvering around corners. This design also offers ease-of-access for maintenance due to the low positioned stainless-steel battery trays that can be accessed without removing panels or the use of elaborate hoist systems to maintain the battery boxes.

EV250

The EV250 is our battery-electric 30-ft low floor transit bus with a passenger capacity of 28 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV250 features a Siemens ELFA traction motor, a 240-kWh battery capacity, and a range of up to 160 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV350

The EV350 is our battery-electric 40-ft low floor transit bus with a passenger capacity of 40 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV350 features a Siemens ELFA traction motor, a 430-kWh battery capacity, and a range of up to 220 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

EV550

The EV550 is our battery-electric 45-ft double-decker bus with a passenger capacity of 100 seats plus standees.  It features a monocoque body with a stainless-steel chassis, a GreenPower battery management system, and component integration with quality global suppliers. The EV550 features a Siemens ELFA traction motor, a 500-kWh battery capacity, and a range of up to 300 miles on a single charge. It is designed to charge using SAE standard chargers that are readily available on the open market and capable of CCS ultra-fast charging.

BEAST Type-D and Nano-BEAST Type A School Bus

GreenPower's Type-D School Bus and Nano-BEAST Type A School Bus are marketed under the trade name Battery Electric Automotive School Transportation, or the BEAST, features a clean sheet build that was designed from the ground-up around its electric drive and battery systems.  The body and chassis are integrated together to form the composite monocoque structure which provides the benefits of increased strength and a significant weight advantage in comparison to other school buses. Additionally, the design is not limited to the inner frame rails like conventional "body on chassis" school buses which allows for the maximization of interior space.

The GreenPower BEAST is offered in a 40-ft 90 passenger design that features a flat tracked floor that gives the end-user complete seating customization that can be modified with ease. The tracked flooring also allows the end-user to customize how many wheelchair positions are located on the bus and their location. Standard features include vehicle control stability, air ride suspension, and ABS brakes. With the 193.5-kWh advanced battery system, the BEAST has a reliable range of up to 150 miles on a single charge.  This is paired with a state of the art TM4 electric drivetrain..  The standard J1772 Level 2 charging of the B.E.A.S.T. will fully charge the electric school bus in under 7 hours.

Marketing

Our sales team is focused on the goal of securing purchase orders from commercial transportation companies, transit properties, government agencies and school districts. We also maintain a network of dealers across our core markets in the US.

Our priority is to generate customers across all of the sectors we are targeting including transit, shuttle, schools, government and commercial. Our current core products are the six models under our EV Star platform, our two models of all-electric school buses, being the Type D BEAST and the TYPE A Nano BEAST. Our sales plan is to meet with the top potential customers and obtain purchase orders for sales of GreenPower all-electric vehicles.

Strategic Relationships

GreenPower maintains a network of vehicle dealers across the United States. As at March 31, 2023 GreenPower established dealership arrangements include dealers in Arizona, Massachusetts, Nevada, New Jersey, NY State, Oregon, Rhode Island, Washington State, West Virginia, and several specialized dealership relationships in the state of California. GreenPower is actively seeking to expand its dealer network into new markets across North America.

GreenPower has established a significant partnership with the state of West Virginia under which GreenPower entered into a lease purchase agreement with the state for an 80,000 square foot facility on six acres of land to manufacture all-electric school buses for the US market. As part of this partnership the state will provide worker training and hiring support, up to $3.5 million in employment incentive payments in exchange for meeting hiring targets and has agreed to purchase up to $15 million of GreenPower vehicles produced at the facility. Finally, GreenPower has a contract in place to sell 1,500 EV Star CC's to Workhorse.

GreenPower utilizes a proprietary network of contract manufacturers for the majority of its production and has established relationships with multiple contract manufacturers for different vehicle models and for different stages of production. In addition, GreenPower maintains important relationships with parts and component suppliers both in North America and internationally.

Research and Development

The majority of our research and development is conducted in-house. Additionally, we contract with engineering firms to assist with validation and certification requirements as well as specific vehicle integration tasks.

Competitive Conditions

Competition varies by sector with EV manufacturers that solely offer all-electric buses (such as BYD, Proterra or Lion) or traditional manufacturers of heavy-duty buses who are entering the market with all-electric buses (such as New Flyer or Blue Bird). In addition, companies such as Workhorse (Nasdaq: WKHS), Chanje, Lightning and XOS are competing with GreenPower in the commercial cargo and delivery van market. We compete with Motiv in the OEM electric cab and chassis market, and GreenPower is the only company that offers a purpose-built electric cab and chassis as opposed to a gasoline or diesel cab and chassis that has been converted to an electric cab and chassis.

Transit buses
	GreenPower	30', 40', 45'DD and EV Star
	BYD	30', 35', 40', 60' and 45'DD
	Gillig	29', 35' and 40'
	New Flyer	35', 40' and 60'
	Proterra	35' and 40'
	Bluebird	Class 7 and 8, 40' to 59'
	Eldorado	30' to 39'

School Buses
	GreenPower	BEAST Type D, Nano BEAST Type A
	Blue Bird	Type C and Type D
	Lion	Type C and Type D
	MicroBird	Type A on E450 platform
	Motiv	Type A on Ford E450 platform
	Motiv	Type C on Ford F59 platform
	Phoenix Motors	Type A
	Thomas Built	Type C
	Navistar	Type C

Shuttle Buses
	GreenPower	EV Star and EV 250
	MicroBird	On E450 platform
	Motiv	On Ford E450 platform
	Phoenix Motors	Zeus 300 and 400 cutaway
	Zenith Motors	Passenger Van
	SEA Electric	E-450 EV
	Lightning	E-450 shuttle bus

Cargo Van
	GreenPower	EV Star Cargo
	Chanje	V8100 panel van
	Lightning Systems	Ford transit 350HD cutaway
	Zenith Motors	Cargo Van

Some of the key differences between our company and many of our competitors in the heavy-duty bus market is that we use a clean sheet design to offer customers purpose-built solutions.  Many of our competitors use an existing layout and then determine where to place the batteries or the drive motor or in some cases retrofit an existing design and build. Several of GreenPower's competitors have raised significantly more capital than GreenPower and have access to capital well in excess of the current financial resources of GreenPower.

We believe that the primary competitive factors within the medium and heavy-duty commercial vehicle market are:

• the difference in the initial purchase prices of electric vehicles and comparable vehicles powered by internal combustion engines, both including and excluding the impact of government and other subsidies and incentives designed to promote the purchase of electric vehicles;

• the total cost of vehicle ownership over the vehicle's expected life, which includes the initial purchase price and ongoing fuel, operational and maintenance costs;

• vehicle quality, performance and safety;

• access to capital in order to fund the ongoing working capital requirements and growth of the business;

• government regulations and economic incentives promoting fuel efficiency and alternate forms of energy; and

• the quality and availability of service and parts for the vehicle.

Components

Batteries

The battery pack is a key component with the design, development, and manufacture of advanced electric-vehicle powertrains. Where some other EV manufacturers build their own battery packs we purchase the batteries in a plug-and-play pack for our designs. This provides us with the flexibility to use different cell manufacturers with different battery chemistries. We believe that the underlying battery cells are a commodity and consequently have designed our products to take full advantage of the best batteries that are available at the time we manufacture our products. The performance of EV battery technology has improved over the past ten years while at the same time the cost of this key component has declined. We anticipate that due to technological advancements and economies of scale, the cost of EV batteries will continue to decline over the next several years.

Powertrains

Our powertrains encompass the complete motor assemblies, computers, and software required for vehicle electrification. We use off-the-shelf proven components such as Siemens for the drive motors for our low floor transit buses and TM4 for our EV Stars or BEAST. school buses.

Telematics

The telematics system and associated hardware installed in almost all of our vehicles is designed to monitor the controller area network traffic for specific signals. These signals are uploaded along with GPS data to a server facility. The real-time data is stored in a database as it arrives and delivers updates to clients connected through the web interface. The information transmitted to the cloud and stored onboard the vehicle include: vehicle location, vehicle speed, vehicle energy usage, the amount of charge remaining in the battery, vehicle range, general status of the health of vehicle systems, using onboard diagnostics and driver habits monitoring.

Locations and Facilities

The primary production and assembly facility is located at 90 W Poplar, Porterville, California. We occupy a 50,000 sq. ft facility that is used for the production, assembly, maintenance and service of our products. We also have additional space with approximately 20,000 sq. ft that we use for production and includes offices at 2011 Wildcat Way in Porterville, California.

In May 2022, GreenPower entered into the Contract of Lease-Purchase and took possession of the 80,000 square foot facility in South Charleston, West Virginia in August 2022. GreenPower completed the initial tooling and begun building the first tranche of Type A Nano BEAST school buses in the South Charleston facility.

Intangible Properties

We have invested significant resources in developing our suite of all-electric buses. Our buses were developed using a clean-sheet proprietary design and use key components from established third-party suppliers. We do not currently have patents, and licenses, but may choose to obtain patents and licenses on our designs, processes or inventions in the future.

In addition, we do not currently have any registered trademarks, but may choose to register trademarks for our brand and products in the future.

Cycles

The Company does not expect the market for EVs to experience cyclical or seasonal changes.

Economic Dependence

The Company's operations depend on its ability to purchase parts that are source globally from many different suppliers. Most of these suppliers are single-source suppliers even though we attempt to qualify and obtain components from multiple sources whenever feasible. We've incurred delays with many of our suppliers who in some cases have  suspended or scaled back their operations. See "General Description of the Business - Summary" for a list of the suppliers of our main components. The loss of any of these listed suppliers would have a materially adverse impact on the Company's operations. Other parts and materials are expected to be more easily sourced, in the event of disruption in the Company's current supply.

In addition, there are risks associated with foreign operations, including currency risk and regulatory risk. There is a risk that suppliers or customers may copy the products of the Company for their own use. In the event there is a dispute, the Company may be unable to obtain legal remedy or legal proceedings may be prohibitively expensive.

Environmental Protection

Environmental laws and regulations may affect the operations of the Company. We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. It is expected that the Company, or its subsidiaries, will be required to dispose of the various electronic waste. Failure to dispose of these in a manner compliant with local environmental regulation could expose the Company to penalties and clean-up costs. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements may negatively effect on our company and its operating results.

Government Regulation

Our electric vehicles are designed to comply with a significant number of governmental regulations and industry standards in Canada and the United States, some of which are evolving as new technologies are deployed. Government regulations regarding the manufacture, sale and implementation of products and systems similar to our electric vehicles are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.

Emission and fuel economy standards

California legislature has adopted a zero-emission bus program for all California public transit properties called the Innovative Clean Transit Regulation (ICT).  The ICT regulation was adopted in December 2018 and requires all public transit agencies to gradually transition to a 100 percent zero-emission bus (ZEB)fleet. Beginning in 2029, 100% of new purchases by transit agencies must be ZEBs, with a goal for full transition by 2040. It applies to all transit agencies that own, operate, or lease buses with a gross vehicle weight rating (GVWR) greater than 14,000 lbs. It includes standard, articulated, over-the-road, double-decker, and cutaway buses.

On June 27, 2019, the California Air Resources Board ("CARB") approved a rule that will require fixed route airport shuttles serving the state's 13 largest airports to transition to 100 percent zero-emission vehicles by 2035. The regulation affects public and private fleets, including parking facilities, rental car agencies and hotels. This applies to about 1000 Buses and Shuttles.

On September 23, 2020 California Governor Newsom announced an executive order that requires that by 2035 all new cars and passenger trucks sold in California must be zero-emission vehicles and announced that the Air Resources Board will develop regulations requiring that require that by 2045 all operations of medium and heavy duty vehicles shall be zero-emission vehicles, and during the year the Air Resources Board approved new regulations that requires truck manufacturers to transition to electric zero-emission trucks by 2024.

Government regulation related to climate change is in effect at the U.S. federal and state levels. The U.S. Environmental Protection Agency ("EPA") and the National Highway Traffic Safety Administration ("NHTSA") issued a final rule for greenhouse gas emissions and fuel economy requirements for trucks and heavy-duty engines on August 9, 2011, which is applicable in model years 2018 through 2020. NHTSA and EPA also issued a final rule on August 16, 2016 increasing the stringency of these standards for model years 2021 through 2027.

The rules provide emission standards for CO2 and fuel consumption standards for three main categories of vehicles: (i) combination tractors, (ii) heavy-duty pickup trucks and vans and (iii) vocational vehicles. We believe that our buses and EV Star Cargo Van would be considered "vocational vehicles" and "heavy-duty pickup trucks and vans" under the rules. According to the EPA and NHTSA, vocational vehicles consist of a wide variety of truck and bus types, including delivery, refuse, utility, dump, cement, transit bus, shuttle bus, school bus, emergency vehicles, motor homes and tow trucks, and are characterized by a complex build process, with an incomplete chassis often built with an engine and transmission purchased from other manufacturers, then sold to a body manufacturer.

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the CARB with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act's standards and the Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. States that have adopted the California standards as approved by EPA also recognize the Executive Order for sales of vehicles.

Manufacturers who sell vehicles in states covered by federal requirements under the Clean Air Act without a Certificate of Conformity may be subject to penalties of up to $44,539 per violation and be required to recall and remedy any vehicles sold with emissions in excess of Clean Air Act standards.

Vehicle safety and testing

The National Traffic and Motor Vehicle Safety Act of 1966 (the "Safety Act") regulates motor vehicles and motor vehicle equipment in the United States in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable motor vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines that the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

There is a body of legislation that requires that new model buses be tested before they can be purchased with funds from the US Federal Transportation Authority ("FTA"), and that defines the required testing and provides funding for these federally mandated tests. This legislation includes The Surface Transportation and Uniform Relocation Assistance Act of 1987, Section 317: Bus Testing; the Intermodal Surface Transportation Efficiency Act of 1991; the Transportation Equity Act for the 21st Century (Public Law 105-178); and the Fixing America's Surface Transportation ("FAST") Act. The Larson Transportation Institute's Bus Research and Testing Center, located in Altoona, Pennsylvania is a federally funded bus testing site that administers the required bus tests, covering areas including safety, structural integrity, durability, performance, maintainability, noise, and fuel economy.  GreenPower's EV Star completed the Altoona Test in April 2020, and received an overall score of 92.2, which is the second-highest score for a medium-duty bus as of the date of the report.

Battery safety and testing

Our battery pack configurations are designed to conform to mandatory regulations that govern transport of "dangerous goods," which includes lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Safety Administration and are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual of Tests and Criteria. The requirements for shipments of these goods vary by mode of transportation, such as ocean vessel, rail, truck and air.

Vehicle dealer and distribution regulation

Certain states' laws require motor vehicle manufacturers and dealers to be licensed in such states in order to conduct manufacturing and sales activities. To date, we are registered as a motor vehicle manufacturer in California and as a dealer in California. We have not yet sought formal clarification of our ability to manufacture our vehicles in any other states. We have sold and intend to continue to sell, vehicles in other states both directly and through licensed dealers across the US.

Changes to Contracts

The Company does not reasonably expect any material changes to contracts or business relationships in the current financial year.

Employees

Our workforce is based out of our corporate office in Vancouver, British Columbia, Canada, our sales office in Rancho Cucamonga, California and our manufacturing facilities based in Porterville, California, as well as regional sales managers in the US South and the Mid-West.

The breakdown of full-time employees by main category of activity and geographic location, as at March 31, 2023 is as follows:

Activity	Number of Full-Time Employees	Location
Engineering, Production, Research & Development	82	Rancho Cucamonga, CA and Porterville, CA
Sales & Marketing	5	Rancho Cucamonga, CA, Orlando, FL, Kansas City, MO
General & Administration	20	Porterville, CA, Sacramento, CA, and Rancho Cucamonga, CA, Vancouver, British Columbia, Canada.
Executives	5	Vancouver, British Columbia, Canada, Rancho Cucamonga, CA, and Atlanta, GA

Specialized Skill and Knowledge

There is a specialized skill required for the development, operations, maintenance, sales and marketing of the Company's technology. The Company's current staff possesses the necessary skills and knowledge required for the Company's business; however, additional employees will be added to staff as needed.

As we expand operations and continue to grow, ensuring that all of our employees possess the necessary skills, educations, and appropriate licenses as required by regulatory agencies will be important in sustaining the Company's growth.

Foreign Operations

The Company operates extensively in the state of California sells and leases their products throughout the United States. See "Three Year History of the Business" for details of our foreign operations. As we continue to grow, we expect to expand our United States operations.

Lending

The Company's operations generally do not include any lending operations. Invoices paid by customers must be paid in a reasonable time period.

RISK FACTORS

There are various risk factors that could cause the Company's future results to differ materially from those described in this AIF. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows, and consequently the price of the common shares, could be materially and adversely affected. The risks discussed below also include Forward-Looking Statements and our actual results may differ substantially from those discussed in the Forward-Looking Statements. See "Note Regarding Forward-Looking Statements" in this AIF.

Risks Related to our Business and Industry

We have not reached profitability and currently have negative operating cash flows

We have not reached profitability and as of December 31, 2022 we had an accumulated deficit of approximately $56.9 million.

We have historical annual revenue of less than US$18 million and expect significant increases in costs and expenses as we invest in expanding our production and operations. Even if we are successful in increasing revenues from sales of our products, we may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control production costs, increases in our selling general and administrative expenses, and a reduction in our product sales price due to competitive or other factors. An inability to generate positive cash flow and profitability until we reach a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect our viability as an operating business.

We operate in a capital-intensive industry and will require a significant amount of capital to continue operations

If the revenue from the sale of our electric buses, if any, is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to us, if at all.

Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. Our competitors, many of which have raised or who have access to significant capital, may be able to compete more effectively in our markets given their access to capital, if our access to capital does not improve or is further limited. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers' preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles at a competitive price. For example, we do not manufacture battery cells or drive motors which makes us dependent upon suppliers of these products for our vehicles.

The majority of our manufacturing is currently contracted out to third party manufacturers and we are dependent on these manufacturers to operate competitively

We currently contract out the majority of the manufacturing of our vehicles to third party manufacturers in Asia, with final assembly performed by our employees in North America. As a result, we are dependent on third party manufacturers to manufacture our vehicles according to our specifications and quality, at a competitive cost and within agreed upon timeframes. If our chosen manufacturing vendors are unable or unwilling to perform these functions, then our financial results and reputation may suffer, which may prevent us from being able to continue as a going concern. In addition, we are subject to inherent risks involved in shipping our vehicles from these primary manufacturers to our facilities in North America. During the shipping process our vehicles are subject to theft, loss or damage due to a number of factors, some of which we may be unable to insure cost-effectively, if at all.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel

Our success depends on the efforts, abilities and continued service of our executive officers and management. A number of these key employees have significant experience in the electric vehicle industry, and valuable relationships with our suppliers, customers, and other industry participants. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may be unable to locate and hire a suitable replacement. We have not obtained any "key person" insurance on any of our executives or managers.

We may be involved in litigation or legal proceedings that are deemed to be material and may require recognition as a provision or a contingent liability on our financial statements.

We may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on our financial statements. We have filed a civil claim against the former CEO and a director of our company in the Province of British Columbia, and the prior CEO and Director of the company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. We do not expect the outcome of either our claim, or the claims filed against us, to be material, and as of the date of this AIF the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain. However, we may in the future determine that these claims becomes material or we may be subject to other claims that alone or in addition to other claims are considered to be material, and require recognition as a provision or contingent liability on our financial statements.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements could have a material adverse effect on our company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our current or future electric vehicles satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

If our vehicles fail to perform as expected, our ability to continue to develop, market and sell our electric vehicles could be harmed

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use technologically complex battery management software to operate. Given the inherent complexity of this software, it may contain defects and errors which would adversely impact the operation of our vehicles. While we have performed extensive testing of our vehicles, we currently have a limited frame of reference to evaluate the performance of our vehicles in the hands of our customers under a range of operating conditions.

We may not succeed in establishing, maintaining and strengthening the GreenPower brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the GreenPower brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to expand our customer base. Promoting and positioning our brand will depend significantly on our ability to provide high quality electric vehicles and maintenance and repair services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the GreenPower brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses. We operate in a competitive industry, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in the United States, Japan and the European Union have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are dependent on our suppliers, many of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have a material adverse effect on our financial condition and operating results.

Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. Many of our suppliers had either temporarily suspended their operations or scaled back their operations in order to comply with government and regulatory orders and to protect the health of their employees due to the COVID-19 global pandemic. With the ongoing vaccination efforts economies are gradually re-opening and activity is beginning to recover, through not at the same level as prior to the pandemic. If any of our single source suppliers is unable to deliver components to us there is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

This limited, and in many cases single source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for production of our products. Furthermore, unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, and natural disasters could also affect our suppliers' ability to deliver components to us on a timely basis. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to product design changes and delays in product deliveries to our customers, which could hurt our relationships with our customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.

Changes in our supply chain may lead to an increased cost for our products. We have also experienced cost increases from certain of our suppliers in order to meet our quality targets and timelines as well as due to our design changes, and we may experience similar cost increases in the future. Certain suppliers have sought to renegotiate the terms of supply arrangements. Additionally, we are negotiating with existing suppliers for cost reductions and are seeking new and less expensive suppliers for certain parts. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

There is no assurance that our suppliers will be able to sustainably and timely meet our cost, quality and volume needs. Furthermore, if the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, or successfully manage our inventory to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

The reduction or elimination of government and economic incentives, funding approval or the delay in the timing of advancing funding that has been approved, in particular in the state of California, could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives for electric vehicles may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Our vehicles are eligible for vouchers from specific government programs, including the HVIP from the CARB in partnership with Calstart, the clean trucks NYSERDA program and the New York Voucher Incentive Program, and the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, being made available to the Company and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

To date, the vast majority of our electric vehicle sales have been in the state of California, in part due to subsidies and grants for electric vehicles and electric charging infrastructure available from the California state government. In some cases these grants or subsidies have covered the entire vehicle cost, and in many cases the grants or subsidies have reduced the net cost to our customers to a point that the vehicle is less expensive than purchasing a comparable diesel powered vehicle. The recent announcement from CARB that it is no longer accepting new applications to the HVIP program until new funding for the program is identified has negatively impacted new sales prospects for GreenPower buses in the state of California and any further reduction or elimination of the grants or incentives in the state of California would have a material negative impact on our business, financial condition, operating results and prospects.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We are expecting significant growth in sales, and are currently expanding our employees, facilities and infrastructure in order to accommodate this growth. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

• training new personnel;

• forecasting production and revenue;

• controlling expenses and investments in anticipation of expanded operations;

• establishing or expanding manufacturing, sales and service facilities;

• implementing and enhancing administrative infrastructure, systems and processes;

• addressing new markets; and

• establishing international operations.

We intend to continue to hire a number of additional personnel, including manufacturing personnel and service technicians for our electric vehicles. There is significant competition for individuals with experience manufacturing and servicing electric vehicles, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry for employees to belong to a union. Having a unionized workforce may result in higher employee costs and increased risk of work stoppages. Additionally, we are in the process of expanding our in-house manufacturing capabilities and increasing the number of employees in this area. If our employees engaged in manufacturing were to unionize, this may increase our future production costs and negatively impact our gross margins and financial results.

We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business or in one of our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results and financial condition.

We may become subject to product liability or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability or warranty claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our vehicles have only been operating for a short period of time. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business which would have a material adverse effect on our brand, business, prospects and operating results.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. The ultimate impact and duration of current negative global economic conditions are highly uncertain. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

The trade agreement with China includes tariffs on goods imported to the U.S. from China, and these tariffs negatively impact our financial performance, financial position, and financial results.

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries led to the implementation of tariffs on approximately USD$360 billion of Chinese imports to the United States. The trade agreement includes terms providing protection for intellectual property and includes a commitment from China to purchase goods and services from the United States, however the majority of the current tariffs on goods imported to the United States from China will remain in place under the trade agreement. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China to the United States will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

We rely on global shipping for our vehicles that are produced at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. Over the past year the cost of shipping goods has increased and shipping availability has declined, and if these trends continue this may negatively impact our ability to deliver our vehicles to our customers on a timely basis, and increase our costs, which may negatively impact our financial results and ability to grow our business.

Shipping costs have grown significantly since the fall of 2020 due to a number of factors, including imbalances in global trade and countries locking down and opening up at different times. As well, while global demand for shipping has increased strongly over the past year, shipping supply has not, and is not expected to increase until later in the year when newbuild ships are expected to deliver. Furthermore, shipping has been delayed due to port congestion, port closures, and vessel delays.

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Our line of credit contains covenant restrictions that may limit our ability to access funds on the line of credit or engage in other commercial activities.

The terms of our line of credit contains, and future debt agreements we enter into may contain, covenant restrictions that limit our ability to incur additional debt or issue guarantees, create liens, and make certain dispositions of property or assets. As a result of these covenants, our ability to respond to changes in business and economic conditions and engage in beneficial transactions, including obtaining additional financing as needed, may be restricted. Furthermore, our failure to comply with our debt covenants could result in a default under our line of credit, which would permit the lender to demand repayment.

The demand for commercial zero-emission electric vehicles depends, in part, on the continuation of current trends resulting from historical dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for electric vehicles, which could adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for commercial zero-emission electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that poor air quality and climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, or the long-term supply of oil in the United States improved, the government may eliminate or modify its regulations or economic incentives related to fuel efficiency and alternative forms of energy. If there is a change in the perception that the burning of fossil fuels does not negatively impact the environment, the demand for commercial zero-emission electric vehicles could be reduced, and our business and revenue may be harmed. Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the current perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which could have an adverse effect on our business, prospects, financial condition and operating results.

We may be compelled to undertake product recalls.

Any product recall in the future may result in adverse publicity, damage to our brand and may adversely affect our business, prospects, operating results and financial condition. We may at various times, voluntarily or involuntarily, initiate a recall if any of our electric vehicle components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Security breaches and other disruptions to our information technology networks and systems could substantially interfere with our operations and could compromise the confidentiality of our proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted us to date.

We rely upon information technology systems and networks, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our suppliers, as well as personally identifiable information of our employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

Our electric vehicles make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have occasionally been observed to catch fire or vent smoke and flames. If such events occur in our electric vehicles, we could face liability associated with our warranty, for damage or injury, adverse publicity and a potential safety recall, any of which would adversely affect our business, prospects, financial condition and operating results.

The battery packs in our electric vehicles use lithium-ion cells, which have been used for years in laptop computers and cell phones. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. These events also have raised questions about the suitability of these lithium-ion cells for automotive applications. There can be no assurance that a field failure of our battery packs will not occur, which would damage the vehicle or lead to personal injury or death and may subject us to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs on our vehicles do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect our business, prospects, financial condition and operating results.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of British Columbia, Canada. Some of our directors and officers, and the experts named in this AIF, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our common shares who reside in the United States to effect service within the United States upon our directors and officers and experts who are not residents of the United States. It may also be difficult for holders of our common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or our directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against us or our directors, officers or experts predicated upon the United States federal securities laws or any such state securities or "blue sky" laws.

Our shareholders approved a shareholder rights plan which may be implemented by management and may impede a change in control.

Our shareholders approved a shareholder rights plan which has not been implemented by management, but which, if implemented, may impede a change in control. The shareholder rights plan provides for the issuance of one right for each common share of our company outstanding, and the rights become separable and exercisable upon the receipt of a take-over bid or similar proposal other than those meeting certain conditions or those that are exempted by the Board. The potential for the rights becoming separable and exercisable may have the effect of impeding a change of control of our company.

Because we can issue additional common shares or preferred shares, our shareholders may experience dilution in the future.

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The Board has the authority to cause us to issue additional common shares or preferred shares and to determine the special rights and restrictions of the shares of one or more series of our preferred shares, without consent of our shareholders. The issuance of any such securities may result in a reduction of the book value or market price of our common shares. Given the fact that we have not achieved profitability or generated positive cash flow historically, and we operate in a capital-intensive industry with significant working capital requirements, we may be required to issue additional common equity or securities that are dilutive to existing common shares in the future in order to continue its operations. Our efforts to fund our intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares are quoted on Nasdaq and listed on the TSXV. Trading of shares on Nasdaq or TSXV is often characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.

The price of our common shares has fluctuated significantly. This volatility could depress the market price of our common shares for reasons unrelated to operating performance. The market price of our common shares could decline due to the impact of any of the following factors upon the market price of our common shares:

  sales or potential sales of substantial amounts of our common shares;
  announcements about us or about our competitors;
  litigation and other developments relating to our company or those of our suppliers or our competitors;
  conditions in the automobile industry;

  governmental regulation and legislation;
  variations in our anticipated or actual operating results;
  change in securities analysts' estimates of our performance, or our failure to meet analysts' expectations;
  change in general economic conditions or trends;
  changes in capital market conditions or in the level of interest rates; and
  investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market price of common shares of vehicle companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares, regardless of our actual operating performance.

A prolonged and substantial decline in the price of our common shares could affect our ability to raise further working capital, thereby adversely impacting our ability to continue operations.

A prolonged and substantial decline in the price of our common shares could result in a reduction in the liquidity of our common shares and a reduction in our ability to raise capital. Because we plan to acquire a significant portion of the funds we need in order to conduct our planned operations through the sale of equity securities, a decline in the price of our common shares could be detrimental to our liquidity and our operations because the decline may cause investors not to choose to invest in our shares. If we are unable to raise the funds we require for all our planned operations and to meet our existing and future financial obligations, we may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on our business plan and operations, including our ability to develop new products and continue our current operations. As a result, our business may suffer, and we may go out of business.

Because we do not intend to pay any cash dividends on our common shares in the near future, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the Board, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the Board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.

DIVIDENDS AND DISTRIBUTIONS

The Company does not currently intend to declare any dividends payable to the holders of the common shares. There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by the Board on the basis of our earnings, financial requirements and other relevant factors.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Common Shares

Holders of our common shares are entitled to vote one vote for each share held at all meetings of our shareholders, to receive any dividend declared by the Board and, to receive the remaining property of our company upon dissolution. None of our common shares are subject to any call or assessment nor pre-emptive or conversion rights. There are no provisions attached to our common shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Preferred Shares

Our preferred shares may include one or more series and, subject to the BCBCA, the directors of our company may, by resolution, if none of the shares of any particular series are issued, alter articles of our company and authorize the alteration of the notice of articles of our company, as the case may be, to do one or more of the following:

  determine the maximum number of shares of that series that our company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
  create an identifying name for the shares of that series, or alter any such identifying name; and
  attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The holders of our preferred shares are entitled, on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of our common shares or any other shares of our company ranking junior to our preferred shares with respect to the repayment of capital on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, the amount paid up with respect to each preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose will be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of our preferred shares of the amounts so payable to them, they will not, as such, be entitled to share in any further distribution of the property or assets of our company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of our preferred shares as aforesaid will be distributed rateably among the holders of our common shares

MARKET FOR SECURITIES

Trading Price and Volume

The common shares are listed on the TSXV under the symbol "GPV". The following table sets out the high and low prices and aggregate volume of Shares traded through the TSXV on a monthly basis for the months indicated:

Month	High -CDN ($)	Low-CDN ($)	Volume Traded
April 2022	11.62	7.50	672,800
May 2022	7.93	4.90	621,900
June 2022	5.82	4.14	412,300
July 2022	5.36	3.95	441,400
August 2022	4.90	3.90	477,400
September 2022	4.39	3.01	303,300
October 2022	3.89	2.61	406,200
November 2022	3.89	2.85	359,000
December 2022	3.18	2.27	231,000
January 2023	5.61	2.36	850,500
February 2023	5.40	3.13	631,500
March 2023	3.50	2.78	363,000

The common shares are listed on Nasdaq under the symbol "GP". The following table sets out the high and low prices and aggregate volume of Shares traded through Nasdaq on a monthly basis for the months indicated:

Month	High -USD ($)	Low-USD ($)	Volume Traded
April 2022	9.34	5.79	3,495,800
May 2022	6.28	3.81	3,296,900
June 2022	4.50	3.16	2,306,900
July 2022	4.18	3.07	3,627,000
August 2022	3.85	2.95	5,680.900
September 2022	3.39	2.19	2,470,100
October 2022	2.89	1.91	3,715,100
November 2022	2.88	2.10	2,701,900
December 2022	2.40	1.67	2,084,100
January 2023	4.23	1.72	5,903,300
February 2023	4.05	2.31	3,220,700
March 2023	2.60	2.02	1,953,100

Prior Sales

The following table summarizes the issuances of unlisted securities for the year ended March 31, 2023 and for the period from April 1, 2023 to the date of this AIF:

Date of Issuance	Securities	Number of Common Shares Issued/Issuable or Aggregate Amount	Exercise or Purchase Price
Year ended 3-31-2023	Stock Options(1)	2,857	CDN $3.50
Year ended 3-31-2023	Stock Options(1)	465	CDN $2.59
Year ended 3-31-2023	Shares issued pursuant to the ATM	1,565,268	USD $3.128
April 1 to 17, 2023	Shares issued pursuant to the ATM	188,819	USD $2.7587
April, 2023	Stock Options(1)	14,286	CDN $3.50
April, 2023	Stock Options(1)	14,286	CDN $3.50
April, 2023	Stock Options(1)	14,286	CDN $3.50

Notes:

(1) The Company issued Stock Options to various directors and officers, employees and consultants.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out certain information regarding the directors and executive officers of the Company as at the date of this AIF. Each of the directors is elected to hold office until the next annual meeting of the shareholders of the Company or until a successor is duly elected or appointed. The last annual meeting of the shareholders was held on March 28, 2023.

Name Province/State Country of Residence	Positions Held and Date Appointed	Principal Occupation Business or Employment for Last Five Years
Fraser Atkinson British Columbia, Canada	CEO: June 12, 2019 Director: February 11, 2011

Mr. Atkinson was one of the founders of our company. Mr. Atkinson was the Executive Chairman and was appointed as our Chief Executive Officer on June 12, 2019 and is currently a member of the Nominating Committee. Mr. Atkinson holds a Bachelor of Commerce from the University of British Columbia (1980) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columba (1982)

Brendan Riley(6) California, United States	President: October 27, 2016 Director: July 3, 2019

Mr. Riley has been our President since October 27, 2016. He has 23 years of experience in the areas of Business Development, Sales Strategy and Operations. Prior to joining our company, Mr. Riley was North American Vice President of Fleet Sales for BYD Motors. He holds a Bachelor of Arts degree in Philosophy from the University of St. Thomas Aquinas in Rome, Italy and is bilingual in English and Italian.

Name Province/State Country of Residence	Positions Held and Date Appointed	Principal Occupation Business or Employment for Last Five Years
Michael Sieffert British Columbia, Canada	CFO: December 1, 2018 Secretary: December 1, 2018

Mr. Sieffert was appointed as our Chief Financial Officer and Secretary on December 1, 2018. From 2011 to 2018, Mr. Sieffert worked in progressively senior finance positions at Seaspan Corporation, a New York Stock Exchange-listed company engaged in containership leasing, most recently as Director of Corporate Finance. Mr. Sieffert holds a Bachelor of Arts degree and a Masters of Business Administration (Finance) degree, both from the University of British Columbia. Mr. Sieffert also holds a Chartered Financial Analyst designation from the CFA Institute.

Mark Achtemichuk British Columbia, Canada	Director: February 22, 2011

Recently retired. Most recently Senior Vice President at CMLS Financial Ltd. from April 2010 to January 2021; and principal of MSA Holdings, Inc. since July 2007. Mr. Achtemichuk obtained a Bachelor of Commerce from the University of British Columbia in 1998, his designations a Chartered Accountant from the Institute of Chartered Accountants of British Columbia in 2001, and his Chartered Financial Analyst designation from the CFA Institute in 2010.

Malcolm Clay British Columbia, Canada	Director: February 22, 2011

Mr. Clay is a member and the chair of the Audit Committee, Compensation Committee and Nominating Committee. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been an active as a financial consultant and corporate director.

Dave Richardson British Columbia, Canada	Director: March 26, 2015

Mr. Richardson has been a director of our company since March 26, 2015 and is a member of the Audit Committee and the Compensation Committee. Mr. Richardson has been the President and Chief Executive Officer of Octaform Systems Inc. since May 1997. Mr. Richardson is a Director of ZS2 Technologies Ltd. since October 2020 and a member of the Board of Trustees for AIP Realty Trust since December 2021.Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

Name Province/State Country of Residence	Positions Held and Date Appointed	Principal Occupation Business or Employment for Last Five Years
Cathy McLay British Columbia, Canada	Director: January 20, 2020

Ms. McLay is a member of our Audit Committee and Chair of our Compensation Committee. Ms. McLay worked at TransLink from September 2008 to March 2018, most recently as the Chief Financial Officer and Executive Vice President Finance and Corporate Services. Ms. McLay currently serves on the boards of the Insurance Corporation of British Columbia (Chair of the audit committee), Vancouver Fraser Port Authority (Chair Major Capital Committee), British Columbia Hydro Authority (Chair Site C Commercial Committee) and British Columbia Ferry Services. Ms. McLay is a fellow of the Chartered Professional Accountants of British Columbia and a graduate of the Institute of Corporate Directors Education Program.

Yanyan Zhang California, United States	Vice President of Program Management: May 31, 2021

Yanyan Zhang joined GreenPower in March of 2017 as Project Manager, and was promoted to Vice President of Program Management in May of 2021. Yanyan is responsible for planning and development of manufacturing projects in line with strategic business initiatives and deliverables. Yanyan began her career in the electric vehicle industry at BYD, where she successfully managed over 10 international vehicle manufacturing projects for clients including LA Metro and Denver RTD. Yanyan received her Masters degree in Industrial and Systems Engineering from USC.

Claus Tritt Georgia, United States	Vice President of Medium Duty and Commercial Vehicle Sales: December 2022

Claus Tritt joined GreenPower in December of 2022 as Vice President of Medium Duty and Commercial Vehicle Sales, and in this role he oversees the commercial and medium duty vehicle sales strategies and activities of the Company. Claus spent over 30 years moving through progressively senior roles at various divisions within Dailmler/Mercedes Benz North America, including overseeing the company's commercial van division in North America. After nearly 30 years at Mercedes Benz, Claus spent time operating a luxury car dealership, and served in a sales and business development role at Canoo.

As of June 29, 2023, the directors of GreenPower, as a group, beneficially own or control, directly or indirectly, 6,563,856 common shares or 26.3% of the 24,948,305 issued and outstanding common shares.

The directors listed above will hold office until they next annual meeting of the Company or until their successors are elected or appointed.

The Company has three committees: the nominating committee, the compensation committee and the audit committee.

Committees

Nominating Committee

On August 23 2020, we adopted a Board of Director Nomination Process and is comprised of Malcolm Clay, Fraser Atkinson and Mark Achtemichuk. In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company's independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board. The Company's independent directors are authorized to use any methods they deems appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company's independent directors may engage outside search firms to identify suitable candidates.  The Company's independent directors are also authorized to engage in whatever investigation and evaluation processes it deems appropriate, including a thorough review of the candidate's background, characteristics, qualities and qualifications, and personal interviews with all or some of the Company's independent directors, the Company's management or one or more other members of the Board.  While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees.  In formulating its recommendation, the Company's independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company's independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board.  In considering whether to recommend directors who are eligible to stand for re-election, the Company's independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

Compensation Committee

We have a compensation committee comprised of the Chair, Cathy McLay, Malcolm Clay and David Richardson. We adopted a formal Compensation Committee Charter on August 23, 2020.  Our compensation committee, in consultation with the Board, conducts reviews with regards to the compensation of our directors and officers once a year. To make its recommendations on such compensation, our compensation committee take into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Audit Committee

The full text of the Company's Audit Committee Charter is included as Schedule A to the AIF.

The following are the members of the Audit Committee as at the date hereof:

Malcolm Clay(1)	Independent(2)	Financially Literate(2)
Cathy Mclay	Independent(2)	Financially Literate(2)
David Richardson	Independent(2)	Financially Literate(2)

Notes:

(1) Chairman of the Audit Committee

(2) As defined by NI 52-110.

Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  experience with analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising individuals engaged in such activities; and
  an understanding of internal controls and procedures for financial reporting.

At no time since the commencement of the Company's financial year ending March 31, 2021 was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

The aggregate fees billed by the Company's external auditors have not been finalized for the 2023 fiscal year. For the 2021 and 2022 fiscal years the audit fees, denominated in USD$, are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2022	125,000	-	6,000	64,565
2021	61.834	-	3,000	17,267

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of our financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)  "Audit-Related Fees" for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as audit fees. The services provided in this category include due diligence assistance, accounting consultations on proposed transactions, and consultation on International Financial Reporting Standards conversion.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit Related Fees". This category includes fees for tax compliance, tax planning and tax advice.

(4) "All Other Fees" includes fees for quarterly reviews of financial statements and review of SEC filings including F1 registration statements, S8 registration statements and Annual Report on Form 20F.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

To the best of management's knowledge, no director or executive officer of the Company is, or within the ten years before the date of this AIF has been, a director, CEO or CFO of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity of director, CEO or CFO; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, CEO or CFO, and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Bankruptcies

To the best of management's knowledge, no director or executive officer of the Company has: (i) within ten years before the date of this AIF, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director or executive officer.

Mr. Atkinson is a director and officer of Alta Ready Mix Inc., which appointed Bowra Group Inc. who obtained an approval for a proposal to creditors on March 20, 2017 and court approval on April 11, 2017 for a creditor arrangement. Alta Ready Mix Inc. continues its business operations and is in good standing.

Penalties and Sanctions

To the best of management's knowledge, no director or executive officer of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with any securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director or executive officer.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company or the interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party that is likely to have a material adverse effect on our business. As of the date of this AIF, no director, officer, or affiliate is currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of either its claim, or the claims filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than what is listed below, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, common shares, more than 10% of the outstanding common shares; or (c) any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company, other than an interest arising solely from the ownership of common shares where such person received no extra or special benefit or advantage not shared on a pro rata basis by all shareholders.

On May 31, 2021 Countryman Investments Ltd., a company controlled by David Richardson, exercised Warrants that it previously held and as a result acquired 342,857 Shares of the Company at a price of $4.55 per Share.

On June 14, 2021 KFS Capital LLC, a company controlled by Fraser Atkinson, exercised Warrants that it previously held and as a result acquired 285,714 Shares of the Company at a price of $4.55 per Share.

On August 24, 2021, Countryman Investments Ltd., a company controlled by David Richardson, exercised Warrants that it previously held and as a result acquired 357,143 Shares of the Company at a price of $3.50 per Share.

On August 27, 2021 KFS Capital LLC, a company controlled by Fraser Atkinson, exercised Warrants that it previously held and as a result acquired 80,357 Shares of the Company at a price of $4.20 per Share.

On March 4, 2022 Countryman Investments Ltd., a company controlled by David Richardson, exercised Warrants that it previously held and as a result acquired 200,000 Shares of the Company at a price of $4.20 per Share.

On March 4, 2022 KFS Capital LLC, a company controlled by Fraser Atkinson, exercised Warrants that it previously held and as a result acquired 342,857 Shares of the Company at a price of $4.20 per Share.

On March 9, 2022 Countryman Investments Ltd., a company controlled by David Richardson, exercised Warrants that it previously held and as a result acquired 142,857 Shares of the Company at a price of $4.20 per Share.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans from a company that is beneficially owned by the CEO and Chairman of the Company matured on March 31, 2023, and the loan from a company beneficially owned by a Director of the Company mature on October 31, 2023.

Between April 13, 2023 and May 1, 2023, the Company issued 14,286 common shares to each of Fraser Atkinson, David Richardson, and Malcolm Clay pursuant to the exercise of stock options at an exercise price of CDN$3.50 per share for gross proceeds of CDN$150,003.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., located at 3rd floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 office acts as the Company's transfer agent and registrar.

MATERIAL CONTRACTS

Other than those listed below, elsewhere in this AIF, and those entered into in the ordinary course of the Company's business, there are no material contracts of the Company which were entered into in the most recently completed financial year or which were entered into before the most recently completed financial year but are still in effect as of the date of this AIF:

  On June 29, 2018 we granted 285,714 warrants to Fraser Atkinson, and 342,857 warrants to David Richardson in consideration for providing personal guarantees on our line of credit.

  On March 14, 2019 we granted 342,857 warrants to Fraser Atkinson, and 342,857 warrants to David Richardson in consideration for providing personal guarantees on our line of credit.

  On December 20, 2019 GreenPower entered into a Line of Credit with the Bank of Montreal for a credit limit of up to USD$8,000,000. The Line of Credit bears interest at the bank's US Base Rate plus 1.5%. The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of USD$5,020,000 to support the Line of Credit.

  On February 28, 2022 GreenPower entered into a Supply Agreement with Workhorse Group, Inc. to sell 1,500 of GreenPower's EV Star Cab and Chassis.

  In May 2022, GreenPower entered into a Contract of Lease-Purchase and took possession of an 80,000 square foot facility in South Charleston, West Virginia in August 2022.

INTERESTS OF EXPERTS

Crowe MacKay LLP audited the financial statements of the Company for the financial year ended March 31, 2022 and BDO Canada, LLP are the auditors for the year ended March 31, 2023. None of the partners of Crowe MacKay LLP or BDO Canada, LLP owned any common shares as at the date of the auditors' report on such audited financial statements or have acquired any common shares since such date.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Additional financial information is provided in the Company's audited financial statements and MD&A for the financial year ended March 31, 2023, will be available under the Company's SEDAR profile.

SCHEDULE A

GREENPOWER MOTOR COMPANY INC.
(the "Company")

AUDIT COMMITTEE CHARTER

(adopted as of August 23, 2020)

PURPOSE

The Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of the Company, shall provide assistance to the directors of the Company in fulfilling their responsibility to the stockholders relating to corporate accounting matters, the financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee's purpose is to:

Assist the Board's oversight of:

(1) the reliability and integrity of the Company's financial statements, accounting policies, financial reporting and disclosure practices;

(2) the establishment and maintenance of processes to assure compliance with all relevant laws, regulations, and Company policies, including a process for receipt of complaints and concerns regarding accounting, internal control or auditing matters;

(3) the engagement, compensation, performance, qualifications and independence of the Company's independent auditors, their conduct of the annual independent audit of the Company's financial statements, and their engagement for all other services; and

(4) the functioning of the Company's system of internal accounting and financial controls.

Provide an open avenue of communication between the internal accounting department, the independent auditors, the Company's financial and senior management and the Board.

Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC"), as applicable.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company, the Company's internal accounting department and the Company's independent auditors.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal accounting department, and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent auditors.

STRUCTURE AND OPERATION

Composition and Qualifications

The Committee shall consist of at least three (3) members of the Board.  Except as otherwise permitted by applicable rules and regulations, each of the members of the Committee shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of any applicable stock exchange or quotation system upon which the Company's shares are listed from time to time.  One or more members of the Committee, as required by the applicable rules and regulations, shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements.

Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company.  In addition, the Committee shall have the authority to request any officer, director or employee of the Company, the Company's outside legal counsel and the independent auditors to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent auditors in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged (including resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Company.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement delineating all relationships between the independent auditors and the Company and its subsidiaries (the ''Statement as to Independence''), addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent auditors for the most recent fiscal years, in the aggregate and by each service.

Appointment and Removal

The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal.  Any member of the Committee may be removed, with or without cause, by majority vote of the Board at any time.  However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to satisfy any applicable standards as required in Section II above of this Charter.  Vacancies on the Committee will be filled by the Board.

Chairperson

The Board may appoint one member of the Committee to serve as Chair of the Committee, to convene and chair all regular and special sessions of the Committee, set the agendas for Committee meetings, to determine and communicate to management and the full Board the information needs of the Committee, and to report Committee determinations and actions on behalf of the Committee to the full Board.  If the Board fails to appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee.  If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board.  The Committee shall also appoint a secretary who need not be a director.  All requests for information from the Company or the independent auditors shall be made through the Chair.

Delegation to Subcommittees

The Committee may delegate its duties and responsibilities to a subcommittee consisting of one or more members of the Committee.  Any delegation may be made only to the extent permitted by applicable rules, regulations, and the Company's constating documents.

COMMITTEE MEETINGS

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings.  The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) as often as may be deemed necessary or appropriate, generally at least four times annually, or more frequently as circumstances dictate.  The Committee shall meet periodically with management and the independent auditors and, if necessary, in separate executive sessions with only the independent auditors and Committee members present, or with only management and Committee members present, to discuss any matters that the Committee believes should be discussed privately.  The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the constating documents of the Company, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee.  The Committee may also act by unanimous written consent in lieu of a meeting.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote.  The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's outside advisors, any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate.  Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-management director who is not a member of the Committee.

The Chair of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Board.

DUTIES AND RESPONSIBILITIES

The Committee's role is one of oversight.  The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditors, in accordance with its business judgment.  In discharging its oversight role, the Committee encourages free and open communication among the Committee, the Company's independent auditors, and management, and is empowered to investigate any matter brought to its attention with all requisite access to all books, records, facilities and personnel of the Company and to the Company's auditors and outside legal counsel.

The following functions and responsibilities are set forth as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.

To fulfill its responsibilities and duties, the Committee is expected to:

General

Develop and maintain free and open means of communication with the Board, the Company's independent auditors, the Company's internal auditors, if any, and the financial and general management of the Company.

Perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's constating documents and applicable laws and regulations.

Review and reassess, at least annually, the adequacy of this Charter and submit any recommended changes to the Board for its consideration.

Report its findings regularly to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

Maintain minutes and other records of meetings and activities of the Committee.

Financial Statements and Published Information

Review filings with the governmental bodies, including without limitation the SEC, and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent auditors, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

Review and discuss with management and the independent auditors the annual and quarterly financial statements prior to their filing, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors (i) all significant matters related to the independent auditors' review of the financial statements and (ii) the matters required to be communicated by applicable auditing standards.

Make a recommendation to the Board regarding the inclusion of the audited annual financial statements in the Company's annual report and interim financial statements in the Company's quarterly reports.

Consider and review with management, the Chief Financial Officer and/or the Controller, and the independent auditors:

(1) significant findings during the year, including the status of previous audit recommendations, and management's responses thereto;

(2) any audit problems or difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

(3) any changes required in the planned scope of the audit plan;

(4) the overall scope and plans for the audit (including the audit budget and the adequacy of compensation and staffing); and

(5) the coordination of audit efforts to monitor completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

Oversee the services rendered by the independent auditors (including the resolution of disagreements between management and the independent auditors regarding preparation of financial statements).

Prepare and include in the Company's filings any report from the Committee or other disclosures as required by applicable laws and regulations.

Performance and Independence of Independent Auditor

On an annual basis, request from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1 and with all applicable laws, rules and regulations.  The Committee shall review the qualification, performance and independence of the independent auditor annually and make determinations regarding the appointment or termination of the independent auditor.  The Committee shall actively engage in a dialogue with the Company's management and independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors from management and the Company and take appropriate action in response to the outside auditors' report to satisfy itself of the independent auditor's objectivity and independence.  The Committee shall also:

(1) confirm with the independent auditors that the independent auditors are in compliance with the partner rotation requirements established by applicable laws and regulations;

(2) consider whether, in the interest of assuring continuing independence of the independence auditors, the Company should regularly rotate its independent auditors;

(3) set clear policies for the Company's hiring of employees or former employees of the independent auditors; and

(4) if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditors.

At least annually, obtain and review a written report by the independent auditors describing all relationships between the Company and the independent auditors and discuss the independent auditor's internal quality-control procedures, and any material issues raised by the most recent peer review.

Review of Services and Audit by Independent Auditor

Have the sole authority and responsibility to appoint, evaluate, determine the compensation of and, where appropriate, replace the independent auditor.  The Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.  The independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditors regarding financial reporting.

Consider and pre-approve all auditing and non-audit services provided by the independent auditors.  The Committee may delegate the authority to grant pre-approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its scheduled meetings.

Following completion of the annual audit, review with management, the independent auditors and the internal accounting department:

(1) the Company's annual financial statements and related footnotes;

(2) the independent auditors' audit of the financial statements and the report thereon;

(3) any significant changes required in the independent auditors' audit plan; and

(4) other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

Reviewing with the independent auditors, as required by applicable laws and regulations:

(1) all critical accounting policies and practices used by the Company;

(2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(3) other material communications between the independent auditors and management, such as any management letters or schedule of unadjusted differences.

Financial Reporting Process

Review the activities, organizational structure, staffing and qualifications of the internal audit function, if any.

The Committee shall review and approve any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company.

Review and discuss periodically with management and the independent auditors:

(1) the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

(2) all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

(3) the integrity of its financial reporting processes;

(4) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(5) the adequacy of its risk management programs and policies, including recommendations for any improvements in these areas.

Establish regular and separate systems of reporting to the Committee by each of management, the independent auditors and internal accounting department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning.  Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

Review with the Company's counsel any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company's compliance policies, and programs and reports received from regulators.

Meeting periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions to discuss matters which the Committee or these groups believe should be discussed privately.

Ethical and Legal Compliance/General

Review periodically with the Company's general counsel any legal and regulatory matters that may have a material impact on the Company's financial statements.

Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Committee shall review and approve any transactions or courses of dealing with related parties.